# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QVC Group, Inc., CIK 0001355096
CUSIP: 74915M605
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 1200 WILSON DRIVE, WEST CHESTER, Pennsylvania (PA), 19380
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004814
Filed by CIK 0000884546

## Reporting persons
- CHARLES SCHWAB INVESTMENT MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 995,190; shared voting power 0; sole dispositive power 995,190; shared dispositive power 0; aggregate amount beneficially owned 995,190 (12.33% of the class)

## Item 1. Issuer
Name of issuer: QVC Group, Inc.
Address of issuer's principal executive offices:
1200 WILSON DRIVE, WEST CHESTER, PENNSYLVANIA
19380

## Item 2. Person Filing
Name of person filing: CHARLES SCHWAB INVESTMENT MANAGEMENT INC
Address of principal business office or, if none, residence:
9800 Schwab Way
Lone Tree, CO 80124
Citizenship: CHARLES SCHWAB INVESTMENT MANAGEMENT INC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 995,190
Percent of class: 12.33
Sole power to vote or to direct the vote: 995,190
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 995,190
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Charles Schwab Investment Management, Inc. is the investment adviser of the Schwab Fundamental U.S. Large Company ETF, a registered investment company under the Investment Company Act of 1940, as amended, which owns 7.90% of the security reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CHARLES SCHWAB INVESTMENT MANAGEMENT INC: /s/ Omar Aguilar, Omar Aguilar/Chief Executive Officer (01/06/2026)